SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
                               -----------------

                              SCHEDULE 14D-9/A
                             (AMENDMENT NO. 6)

                   SOLICITATION/RECOMMENDATION STATEMENT
                    PURSUANT TO SECTION 14(D)(4) OF THE
                      SECURITIES EXCHANGE ACT OF 1934
                               -----------------

                            ASARCO INCORPORATED
                         (Name of Subject Company)

                            ASARCO INCORPORATED
                    (Name of Person(s) Filing Statement)

                    COMMON STOCK, NO PAR VALUE PER SHARE
                       (Title of Class of Securities)

                                   043413103
                   (CUSIP NUMBER OF CLASS OF SECURITIES)

                           FRANCIS R. MCALLISTER
                            ASARCO INCORPORATED
                    CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                              180 MAIDEN LANE
                          NEW YORK, NEW YORK 10038
                                (212) 510-2000
                 (Name, address and telephone number of person
              authorized to receive notice and communications on
                  behalf of the person(s) filing statement).

                              With Copies to:
                             J. MICHAEL SCHELL
                             MARGARET L. WOLFF
                  SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                              919 THIRD AVENUE
                          NEW YORK, NEW YORK 10022
                               (212) 735-3000



      This Amendment No. 6 to the Solicitation/Recommendation Statement on
Schedule 14D-9 relates to the exchange offer for all of the outstanding shares of ASARCO Common Stock which is described in a Tender Offer Statement on Schedule 14D-1 of Phelps Dodge Corporation, a New York corporation ("Phelps Dodge"), filed with the Securities and Exchange Commission on September 3, 1999, as amended by Amendment No. 1 thereto, filed with the Commission on September 22, 1999, which incorporates the prospectus of Phelps Dodge contained in the Registration Statement on Form S-4 of Phelps Dodge filed with the Commission on August 27, 1999, as amended by Amendment No. 1 thereto filed with the Commission on September 1, 1999, Amendment No. 2 thereto filed with the Commission on September 2, 1999 and Post-Effective Amendment No. 1 thereto filed with the Commission on September 22, 1999.

ITEM 3.     IDENTITY AND BACKGROUND.

      Subsection (b) of Item 3 is hereby amended by adding the following:

      The Company has taken the following actions pursuant to authority exercised by the Board of Directors and the Organization and Compensation Committee of the Board of Directors (the "Committee"):

      1. Incentive compensation awards for the year 1999 have been established and approved for eligible recipients based upon improvements in the returns to the Company's shareholders resulting from the proposed merger of ASARCO and Cyprus Amax Minerals Company, anticipated increases in copper production and reduction in the cost of the Company's copper production. The awards are payable upon the closing of any transaction that would constitute a "change in control" of ASARCO. The aggregate amount payable pursuant to such awards is $10.4 million.

      2. The Company amended two Employee Non-Qualified Deferred
Compensation Plans of ASARCO to provide for compensation to each participant for the amount of lost tax deferral benefits resulting from the acceleration of benefits resulting from any "change of control" of ASARCO. The aggregate incremental cost of this amendment is approximately $1.8 million.

      3. Under ASARCO's 1996 and 1990 Stock Incentive Plans the term "Exercise Event" is defined to include a merger, tender offer or a change in a majority of the ASARCO Board of Directors resulting from a proxy contest. The Committee exercised its administrative authority under the Plans to designate the consummation of a transaction with Phelps Dodge or Grupo Mexico S.A. de C.V. ("Grupo Mexico") an "Exercise Event" under the Plans. At the current exchange offer price announced by Phelps Dodge on September 22, 1999, the exercise of all limited rights presently outstanding under the Plans that contain an "in-the-money" exercise price would cost an estimated $5.9 million. At the current tender offer price announced by Grupo Mexico on September 24, 1999, the exercise of all limited rights presently outstanding under the Plans that contain an "in-the-money" exercise price would cost an estimated $6.1 million. The Committee also has the discretion under the Plans to adjust the terms of outstanding options in a manner it deems appropriate and equitable if it determines that a proposed transaction may materially and adversely affect the market value of the ASARCO Common Stock following the transaction. The Plans permit options to be adjusted by substituting the publicly traded stock of a successor corporation for the ASARCO Common Stock upon the exercise of an option following consummation of the transaction without adjustment to the exercise price of the option. Pursuant to this authority, the Committee determined to substitute shares of Phelps Dodge Common Stock or the equity securities of Grupo Mexico, as the case may be, for the shares of ASARCO Common Stock subject to the options and to adjust the options accordingly, subject to either company's becoming a successor corporation as contemplated in the Plans. The Committee also determined to adjust the terms of the options granted prior to January 1999 under the 1996 Stock Incentive Plan to permit the exercise of such options following termination of employment by ASARCO for up to the full term of the option and to adjust the terms of the outstanding options granted under the 1990 Stock Incentive Plan to permit the exercise of those options until the earlier of the expiration date of the option or three years following termination of employment with the consent of ASARCO and. The Committee determined that all terminations of employment by reason of early retirement are to be deemed to be with the consent of ASARCO, and it further determined that optionees currently employed by a subsidiary of ASARCO will be considered terminated with consent if their employer ceases to be a subsidiary of ASARCO.



ITEM 4.     THE SOLICITATION OR RECOMMENDATION.

      Subsection (b) of Item 4 is hereby amended by adding the following:

            (b) On September 22, 1999, Phelps Dodge Corporation (NYSE: PD) announced that it had amended its offers to acquire ASARCO Incorporated (NYSE: AR) and Cyprus Amax Minerals Company (NYSE: CYM) by changing the proposed exchange ratios and introducing cash components to both offers.

      Under its amended exchange offer for Asarco, Phelps Dodge is now offering to acquire all shares of ASARCO for $9.00 in cash and 0.2880 of a Phelps Dodge share per ASARCO share on a fully prorated basis. Based on Phelps Dodge's closing share price on September 24, 1999, the revised offer currently values ASARCO at $24.71 per share, or a total equity value of $983.6 million, based on approximately 39.8 million ASARCO shares outstanding.

      Phelps Dodge also amended the purchase price in its offer to acquire all shares of Cyprus Amax to $6.89 in cash and 0.2203 of a Phelps Dodge share per Cyprus Amax share on a fully prorated basis. Based on Phelps Dodge's closing share price yesterday, the revised offer currently values Cyprus Amax at $18.91 per share, or a total equity value of $1.711 billion, based on approximately 90.5 million Cyprus Amax shares outstanding.

ITEM 7. CERTAIN NEGOTIATION AND TRANSACTIONS BY THE SUBJECT COMPANY

      Subsection (a) of Item 7 is hereby amended by adding the following:

      The Board of Directors of ASARCO Incorporated has authorized management to explore all available strategic alternatives that could achieve maximization of shareholder value for ASARCO. Consistent with the Cyprus Amax/ASARCO merger agreement, negotiations are underway in pursuit of this strategic objective. The alternatives being explored could lead to and involve further negotiations that may result in: (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company and another company; (ii) a purchase, sale or transfer of a material amount of assets by the Company or one or more subsidiaries of the Company; (iii) a tender or exchange offer for or other acquisition of securities of the Company; or (iv) a material change in the present capitalization or dividend policy of the Company.

      The Board has determined that disclosure of the possible terms of any transactions or proposals of the type referred to above in this Item 7 prior to an agreement in principle with respect thereto would jeopardize the initiation or continuation of negotiations with respect to such transactions and has, accordingly, adopted a resolution directing management not to disclose such possible terms, or the parties thereto, until such an agreement has been reached.



                                 SIGNATURE

      After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                    ASARCO INCORPORATED


                                    By          /s/  Francis R. McAllister
                                       ---------------------------------------
s                                      Name:    Francis R. McAllister
                                       Title:   Chairman and
                                                Chief Executive Officer


Dated:  September 27, 1999